BARRICK GOLD CORPORATION 161 Bay Street, Suite 3700 Toronto, ON M5J 2S1

Tel +1 416 861 9911 Fax +1 416 861 9717

www.barrick.com

July 24, 2019

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Cecilia Blye
Chief
Office of Global Security Risk
Securities and Exchange Commission

Re:	Barrick Gold Corporation

Form 40-F for the Fiscal Year Ended December 31, 2018

Filed March 22, 2019

File No. 001-09059

Dear Ms. Blye:

We hereby acknowledge receipt of the comment letter dated July 17, 2019 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2018 (the “40-F”).

We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comment in bold-face type below, followed by our response. Terms used but not defined herein have the meanings set forth in the 40-F.

RESPONSES TO STAFF COMMENT

General

1.         A September 24, 2018 Cooperation Agreement between you and Randgold Resources Ltd. included on your website sets forth representations that you will secure clearances required to complete the COMESA filing, and identifies Sudan as a COMESA member country. Exhibit 99.1 to a Form 6-K filed on January 2, 2019 setting forth the Randgold Technical Report on the Kibali gold mine states that transportation to the mine takes place through Uganda from Sudan and other countries, and that Port Sudan is an alternative supply port. Finally, we located 2018 and 2019 articles reporting that Randgold was searching for mining opportunities in Sudan and attended a mining exhibition in Sudan.

Sudan is designated by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. export controls. Your Form 40-F does not provide disclosure about business with Sudan. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan, including the payment of port charges or other contacts with its government, whether through Randgold Resources Ltd., other subsidiaries, affiliates, or other direct or indirect arrangements.

Response:

Barrick Gold Corporation (the “Company”) respectfully advises the Staff that it does not have any current or anticipated contacts with Sudan, including the payment of port charges or other contacts with its government, whether through Randgold Resources Ltd. (which is now called Barrick Gold (Holdings) Limited), (“Randgold”), other subsidiaries, affiliates, or other direct or indirect arrangements. Except as discussed below, the Company and its subsidiaries and affiliates have had no past contacts with Sudan.

Randgold Merger & COMESA Approval

On September 24, 2018, the Company and Randgold announced that they had reached agreement on the terms and conditions of a merger pursuant to which the Company would acquire all of the issued and outstanding ordinary shares of Randgold (the “Merger”). The Merger closed on January 1, 2019 and on the closing date Randgold became a wholly owned subsidiary of the Company with Randgold’s shares removed from listing on New York’s NASDAQ and the London Stock Exchange. The Company continues the operations of Barrick and Randgold on a combined basis.

Pursuant to the cooperation agreement for the Merger, the Company and Randgold were required to submit a merger notification and receive approval pursuant to the Competition Regulations of the Common Market for Eastern and Southern Africa (“COMESA”), a

customs union comprising 19 African states, including Sudan. The COMESA Competition Regulations require merging parties to submit a merger notification and receive approval of the COMESA Competition Commission when the parties’ operations in COMESA member states meet certain thresholds. The Company’s operations in Zambia and Kenya and Randgold’s operations in the Democratic Republic of the Congo gave rise to such a notification and approval requirement in connection with the Merger. Accordingly, on December 17, 2018, notification was submitted to, and subsequently approval was received from, the COMESA Competition Commission, a body based in Malawi. All communications by Barrick, Randgold and their respective representatives with COMESA in respect of this process were exclusively with the representatives of the COMESA Competition Commission and not with any regulators or individuals in individual member states, including Sudan.

Randgold’s Contacts with Sudan prior to the Merger

Randgold’s contacts with Sudan prior to the Merger were extremely limited and are described below. It should be noted that Randgold had, and following the Merger the Company continues to have, no intention of engaging in mineral exploration or any business or other activities in Sudan whatsoever.

As described in Randgold’s response dated February 1, 2013 to a comment letter dated January 23, 2013 from the Staff, in 2011, two non-U.S. employees of Randgold (a non-U.S. company) visited Juba, the capital of South Sudan (which is an independent state separate from Sudan), to obtain geological maps of South Sudan as part of the Randgold’s generative work to better understand the geology of that area of Central Africa. Once in Juba, the employees were informed that the geological maps were held in the geological survey department located in Khartoum, Sudan. The employees then visited Khartoum, where they purchased the maps for a nominal fee, took meals and stayed overnight in a hotel. No other activities were conducted by Randgold or its employees in Sudan during the trip.

In early 2018, a non-U.S. employee of Randgold attended the Sudan International Mining Business Forum & Exhibits (SIMFE), a mining conference in Khartoum, held from March 26-28, 2018, and visited a mining project in Sudan. Non-U.S. Randgold employees also attended the Investing in African Mining Indaba conference held in Cape Town, South Africa from February 5-8, 2018 at which Sudan and other African countries were participants. Randgold had no interactions with any representatives of Sudan at this conference. These activities were part of Randgold’s general efforts to advance its understanding of the geology and mining opportunities in prospective areas of Africa not including Sudan.

The Kibali Mine

The Company’s Kibali mine is located in the Democratic Republic of Congo. All transport links to Kibali take place through Uganda with supplies arriving from the ports of Mombasa, Kenya or Dar-es-Salaam, Tanzania. Port Sudan is identified as a potential alternative port in the Technical Report on the Kibali Gold Mine referred to in the Comment Letter. However, Port Sudan or Sudan generally have never been used by the Company or Randgold to transport items, and the Company has no intention to use Port Sudan in the future as existing transport links through Kenya and Tanzania are sufficient for the mine’s operations.

The Company hereby acknowledges to the Commission that the Company is responsible for the adequacy and accuracy of the disclosure in the filing. It understands that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *         *

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to the undersigned at +44 1534 603702.

Sincerely,

/s/ Graham Shuttleworth

Graham Shuttleworth

Senior Executive Vice-President, Chief Financial Officer

Barrick Gold Corporation

c.c.:	Mark Bristow, President and Chief Executive Officer, Barrick Gold Corporation

Dana Stringer, Vice-President, Corporate Secretary and Associate General Counsel, Barrick Gold Corporation

Audit & Risk Committee, Barrick Gold Corporation

John Donnelly, PricewaterhouseCoopers LLP